

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 23, 2009

Leonid Pushkantser
1 Bridge Plaza
Second Floor, Suite 275
Fort Lee, NJ 07024

> **Re: BAETA Corp.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed December 15, 2009**
> **File No. 333-154243**

Dear Mr. Pushkantser:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Software Development Agreement . . ., page 18

1.   You disclose here that Extranome has received 360,000 shares of your stock to date. Your disclosure on page 67 indicates that Extranome has only received 300,000 shares of your stock.   Similarly, you disclose on page 44 that you owe Extranome $80,000 in cash and $15,000 in stock as of the date of your document, contrary to your disclosure on page 67 regarding the amounts you owe Extranome. Please reconcile.

Description of Properties, page 28

2.   The first sentence on page 29 states that your lease with Regus expires on June 30, 2010. The second sentence on page 29 indicates that the lease already

expired. Please reconcile. Also, clarify on page 68 how Regus is a related person as defined in Regulation S-K Item 404.

Security Ownership . . ., page 49

3.   Please tell us which exhibit you have filed is or contains the "stock option agreement" with Mr. Smith that you added to your disclosure in note 8 on page 51.

Results of Operations for the fiscal year ended December 31, 2008 compared to December 31, 2007, page 59

Total Operating Expenses, page 60

4.   We reference the statement that total operating expenses increased due to an increase in software development fees. While we see that software development fees increased, please revise to also disclose the reasons for the increases in the other significant components of "other miscellaneous operating expenses."

Results of Operations for the three and nine months ended September 30, 2009 compared to the three and nine months ended September 30, 2008, page 60 and 61

Revenues

5.   We see that you recorded revenues of $9,003 for the three and nine months ended September 30, 2009. Please revise to provide a more substantive description of the nature of the revenue and the terms of the sale.

Research & Development expenses

6.   Please revise to clarify what you mean by the statement that the decrease in research and development expenses is due to the "elimination of non-capitalized direct expenses on development."

Critical Accounting Policies, page 62

7.   We reference the statement that you assure collectability by recognizing revenue only after payment for the product is received. Please tell us why collectibility is not reasonably assured until payment is received. In that regard, discuss why revenue recognition has not occurred at an earlier time, such as upon delivery or when title passes to the customer. Refer to SAB Topic 13.

Shareholders Advance, page 66

8.   We reissue prior comment 8 because it continues to appear that your disclosure
        here is limited to the dates for which you have provided financial information,
        rather than the most recent practicable date. Also, it appears from your changes
        here that you have repaid a substantial portion of the shareholder advance since
        June 30, 2009. If so, please disclose the amount you have repaid to date,
        including accrued interest. If, instead, the amount of the shareholder advance is
        now reflected as a shareholder note, please revise to state so and disclose the
        amount of that note. In this regard, it is unclear from your disclosure how simply
        converting the advance into a loan changed the amount of the advance that was
        outstanding.

Financial Statements for the Year ended December 31, 2008, page F-1

9.   We note the changes you made in response to our comment 10. Please revise to
        only designate the 2008 financial information as "restated." It currently appears
        as though all years presented are being restated.

Item 15. Recent Sales of Unregistered Securities, page 73

10.   We reissue the last sentence of prior comment 19 given the continued
        inconsistencies here and on page 67 regarding the dates of your issuances to
        Extranome. For example, you refer on page 77 to a transaction with Extranome
        on April 26, 2009, but the date disclosed on page 67 is April 24, 2009. Similarly,
        you refer on page 78 to a May 28, 2009 issuance to Extranome; however, you
        disclose on page 67 that the issuance occurred on May 24, 2009. Please revise.

                                        * * * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Praveen Kartholy at (202) 551-3778 or Kristin Lochhead, Reviewing Accountant, at (202) 551-3664 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Viginia K. Sourlis, Esq.—The Sourlis Law Firm